Prana Expands Senior Management Team with Appointment
of Two US-based Pharmaceutical Executives

- Dr. Axel Unterbeck Appointed Chief Strategic Advisor; Dr. Steven Targum Appointed Chief Medical Advisor -

- Company to Report Results from Phase IIa Trial of PBT2 By the End of 2007 -

MELBOURNE, Australia - April 23, 2007 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, has expanded its senior management team to include two US-based pharmaceutical executives. Joining the Prana management team effective immediately are: Axel Unterbeck, PhD, as Chief Strategic Advisor, and Steven Targum, MD, as Chief Medical Advisor.

In addition, three long-time Prana team members assume new, senior roles within the Company. Ms. Dianne Angus now serves as Chief Operating Officer; Craig W. Ritchie, MD, is Chief European Clinical Advisor; and Robert Cherny, PhD, is Head of Research.

“Prana is at a significant stage in its development process. We are progressing the commercialization of PBT2, the Company’s proprietary lead compound, and expanding our pipeline to include laboratory research and early development, as well as later stage clinical assets,” stated Geoffrey Kempler, Chairman and Chief Executive Officer. “We are very pleased that these highly-credentialed experts recognize the value of Prana’s commercialization opportunities and are electing to join the Prana team.

Dr. Craig Ritchie, Chief European Clinical Advisor, commenting on the expectations from the current clinical trial, said “While the primary outcome of the trial design is safety and tolerability, we expect this trial to provide very important biomarker evidence that PBT2 might impact the disease process and the cognitive decline experienced by Alzheimer’s disease patients. The biomarkers being studied are believed to be a valuable indicator of the underlying disease pathology”.

Mr. Kempler continued, “I also am delighted to announce that Ms. Dianne Angus was appointed Chief Operating Officer. Dianne has served as Prana’s Senior Vice President of Business Development, Intellectual Property and Research since 2002. She brings nearly 20 years of experience in business development and licensing, product and project management, as well as intellectual property expertise to this role. In addition, Ms. Angus is a qualified patent attorney.”

Dr. Robert Cherny was appointed Head of Research. In his laboratory at the Mental Health Research Institute in Melbourne, Dr. Cherny has been at the forefront of Prana’s research activities for the past 10 years. He was a lead author on a number of pivotal publications establishing the basis for Prana’s science, in particular the mechanism-of-action studies of PBT2.

“These appointees bring a proven track record of tactical and strategic execution of drug development programs, and, along with our recently announced Research & Development Advisory Board, will help Prana take full advantage of the many opportunities we have,” added Mr. Kempler.

Finally, the Company also announces that Dr. Ross Murdoch has decided to leave Prana to pursue a senior career opportunity in the pharmaceutical industry. Commenting on Dr. Murdoch’s departure, Mr. Kempler remarked, “Ross has made a truly significant contribution to Prana’s development. We thank him for his efforts on behalf of the Company and wish him well in his future endeavors.”

The new US members of the Prana team are:

Axel Unterbeck, PhD, Chief Strategic Advisor - Dr. Unterbeck has vast experience in CNS research and drug development as well as business development. In the 1980’s he was integral in the cloning of APP, the precursor protein to beta-amyloid, currently the main therapeutic target of most Alzheimer treatment strategies. In addition, Dr. Unterbeck has had a distinguished career in executive management roles within the pharmaceutical industry, and more recently in the establishment and building of the biotech company, Memory Pharmaceuticals. Dr. Unterbeck also serves as an Executive-in-Residence with Oxford Bioscience Partners, a leading Boston-based health care VC fund.

Steven D. Targum, MD, Chief Medical Advisor - Dr. Targum is a US-based clinician with extensive clinical trial expertise, having conducted over 200 trials in the area of CNS. Dr. Targum was the founder of a global rater training company for CNS trials and currently consults to the pharmaceutical industry on improved protocol design and achievement of effective signals in phase II clinical trials. He is an Executive-in-Residence with Oxford Bioscience Partners and a consultant in psychiatry at the Massachusetts General Hospital in Boston, Massachusetts. Dr. Targum also is a member of the Prana Research & Development Advisory Board.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Investor Relations	Media Relations
Kathy Price	Ivette Almeida
T: 646-284-9430	T: 646-284-9455
E: kprice@hfgcg.com	E: ialmeida@hfgcg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date:  April 23, 2007